[FRIED, FRANK , HARRIS, SHRIVER & JACOBSON LLP LETTERHEAD]



                                                             May 31, 2006

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 6010
Washington, DC 20549

RE:  COMMUNITY HEALTH SYSTEMS, INC.

Dear Mr. Rosenberg:

This letter sets forth the response of Community Health Systems, Inc. (the "Company") to the comment letter, dated May 18, 2006, of the staff of the Division of Corporation Finance (the "Staff") relating to the Company's Annual Report on Form 10-K for the year ended December 31, 2005 (the "2005 Form 10-K") that was filed with the Securities and Exchange Commission (the "Commission") on February 18, 2006.

The responses set forth below are numbered to correspond to the numbering in the Staff's comment letter. Pages references in the responses below are to the 2005 Form 10-K.

Management's Discussion and Analysis
------------------------------------
Critical Accounting Policies
----------------------------
Third Party Reimbursement, page 45
----------------------------------

     1. Please quantify and provide, in disclosure type format, for each period presented, disclosure related to the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example for 2005, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2004 and the amount of the new estimate or settlement amount that was recorded during 2005.

          To elaborate on the information presented in "Management's Discussion and Analysis - Critical Accounting Policies- Third Party Reimbursement" in the 2005 Form 10-K, the Company accounts for adjustments to cost report final settlements as contractual allowance adjustments and records them as such cost report final settlements are determined. The actual cost report settlement amounts recorded in each of the three years presented, which represent changes in prior period estimates resulting from these cost report final settlements, increased net operating revenue of the Company by $93,000 and $2,075,000 for the years ended December 31, 2005 and 2004, respectively, and decreased net operating revenues of the Company by $2,309,000 for the year ended December 31, 2003. The Company considers these adjustments made for cost report final settlements related to prior periods to be insignificant for all years presented in the 2005 Form 10-K and so indicated this fact in the footnotes to the Company's financial statements that are included under Item 8 to the 2005 Form 10-K (see Footnote 1 - Third-Party Reimbursement paragraph).

          The Company's measurement of accuracy with regard to the estimated contractual allowances calculated by the Company's automated contractual allowance system resides in the monitoring of the prior period cost report contractual allowance adjustments as described above. Since these prior period amounts are insignificant, the Company believes its automated contractual allowance system provides a high degree of accuracy for estimated contractual allowances. Furthermore, the Company has advised us that nothing has come to the attention of its management that would indicate a significant out of period adjustment to contractual allowances has occurred.

          In future filings with the Commission, the Company has advised us that it will conform the disclosure in its management's discussion and analysis to the disclosure of its third-party reimbursement as contained in the aforementioned footnote to the Company's financial statements by including a statement concerning its conclusion on the significance of these adjustments.

Allowance for Doubtful Accounts, page 46
----------------------------------------

     2. Please clarify, in disclosure type format, if true, that your calculation for the reserve for doubtful accounts is determined by reserving the net accounts receivable (rather than gross accounts receivable) for all governmental and non-governmental balances over 150 days from discharge. If this is not the case, please clarify, in disclosure type format, why your methodology is appropriate.

          The Company's process for recording net operating revenues is to record each transaction at its standard billing rate (gross charge) and then reduce the standard billing rate by the amount of any applicable contractual allowance. This contractual allowance represents the difference between the standard billing rates and the estimated reimbursement rates and is generally automatically calculated and recorded through the Company's automated contractual allowance system. Since only the amount of gross charges are included on bills sent to the parties responsible for payment, the Company's accounts receivable information system only ages patients' accounts at the gross amount of the remaining account balance. At such point in time that any portion of a gross charge remains unpaid after 150 days from the date of discharge, the Company generally determines the net remaining unpaid patients' accounts receivable by calculating the respective amount of the contractual allowance associated with those accounts. The Company's allowance for doubtful accounts is then established in an amount equivalent to these net remaining unpaid accounts receivable balances. Therefore, the amount established as an allowance for doubtful accounts would correspond with the related amount reflected in net operating revenues that, at this point in time, had not yet been collected.

          The Company has advised us that it will clarify in future filings that its allowance for doubtful accounts is calculated net of previously recognized contractual allowances by modifying the description of its methodology which is described in the MD&A section of the 2005 Form 10-K under "Critical Accounting Policies
          - Allowance for Doubtful Accounts," and in the footnotes to the Company's financial statements. The revised description will read to the following effect:

               "Our estimate for the allowance for doubtful accounts is generally calculated by reserving, as uncollectible, the net unpaid balance of all accounts over 150 days from discharge date without regard to payor class."

     3. Please provide us, in disclosure type format, an aging of your accounts receivable that agrees to the accounts receivable balance on your balance sheet (i.e., net accounts receivable) for the periods presented. In the same regard, please provide us, in disclosure type format, the percentage of accounts receivable summarized by aging categories using net accounts receivable rather than total gross accounts receivable (prior to allowances for contractual adjustments and doubtful accounts).

          As indicated in our response to Comment #2 above, the Company's accounts receivable system, which maintains the account level detail, only ages patient accounts receivable at the gross amount of the remaining patients' account balance and does not age the amounts of the respective contractual allowances. This is the reason the Company has provided the information in its current format in the 2005 Form 10-K. Based upon the Company's aging method, the Company does not believe the preparation of the net accounts receivable, which would require substantial time and effort on the part of the Company, will provide meaningful disclosure at this time to investors in the Company.

          As additional background, the Company's maintenance and disclosure of accounts receivable aging information on a gross versus net basis was discussed extensively with the Staff during its review of the Company's Annual Report on Form 10-K for the year ended December 31, 2003, which was concluded in April 2004. As a result of those discussions, the Company provided all disclosures suggested by the Staff at that time. Such disclosures have continued to be included in the management's discussion and analysis section in the Company's subsequent periodic filings under the Securities Exchange Act of 1934, as amended.

     4. Clarify, in disclosure type format, what the allowance for other discounts represents.

          Generally, all self-pay revenue is billed and attempted to be collected at the standard billing rates for the services provided. However, in certain instances the Company may become aware of specific facts and circumstances that may lead it to believe that the related revenue is not fully realizable. In these instances the Company would reduce the amount of revenue recognized by providing an allowance for other discounts as a reduction to the standard billing rates in arriving at net operating revenues. Specifically, this allowance for other discounts relates to services provided to undocumented aliens in certain of our markets, services provided in response to natural disasters such as Hurricane KATRINA and an estimate of other services provided in specific markets that the Company anticipates will ultimately qualify for charity care. The total of these allowances that reduced accounts receivable, as referred to on page 46 of the 2005 Form 10-K, was $11.2 million and $5.1 million at December 31, 2005 and 2004, respectively, and represented only 1.7% of the Company's gross self pay receivables at December 31, 2005 and 0.9% of the Company's gross self pay receivables at December 31, 2004. The Company believes such amounts are immaterial and therefore do not presently warrant any expanded disclosures.

Report of Independent Registered Public Accounting Firm, page 51
----------------------------------------------------------------

     5. Since the report filed does not contain a typed signature of Deloitte & Touche LLP please confirm that they provide a manually signed report that is the same as the one included in your filing and that you have retained it for your records.

          The Company has advised us that the conformed signature was inadvertently omitted from the 2005 Form 10-K that was filed with the Commission on February 18, 2006, and that Deloitte & Touche LLP did provide to the Company a manually signed report that is the same as the one included in the 2005 Form 10-K. In addition, the Company has advised us that it has retained the manually signed report for its records and that the facsimile signature of Deloitte & Touche LLP was included in the printed copies of the Form 10-K provided to the Company's shareholders as an insert to its annual report.

Item 9A Controls and Procedures
-------------------------------

     6. Please confirm, if true, your disclosure controls and procedures are effective as "adequately designed" is not appropriate. Refer to Release No. 33-8238: Management's Reports on Internal control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports: Conclusions Regarding Effectiveness of Disclosure Controls and Procedures.

          The Company has advised us that its disclosure controls and procedures were "effective." The disclosure under the first paragraph of Item 9A of the 2005 Form 10-K was intended to have read as follow:

               "Our Chief Executive Officer and Chief Financial Officer, with the participation of other members of management, have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a - 15(e) and 15d - 15(e) under the Securities Exchange Act of 1934, as amended, as of December 31, 2005. Based on such evaluations, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective (at the reasonable assurance level) to ensure that the information required to be included in this report has been recorded, processed, summarized and reported within the time period specified in the Commission's rules and forms and to ensure that the information required to be included in the report was accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. There have been no changes in our internal control over financial reporting during our fourth quarter ended December 31, 2005, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting."

          The Company has advised us that future filings with the Commission will reflect this change.

The Company has advised us that it acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the 2005 Form 10-K;

     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2005 Form 10-K; and

     o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please see attached as Exhibit A the Company's acknowledgment as to the foregoing.

     Should you have any questions or comments with respect to this filing, please call me at (212) 859-8136 or Shawn Creedon at (212) 859-8742.

                                                   Sincerely,


                                                   /s/ Jeffrey Bagner
                                                   -------------------------
                                                   Jeffrey Bagner

cc:     Sasha Parikh (Securities and Exchange Commission)
        Mary Mast (Securities and Exchange Commission)
        Rachel A. Seifert (Community Health Systems, Inc.)

                                                                  Exhibit A

                [Community Health Systems, Inc. Letterhead]

                                                               May 31, 2006

In response to comment number 6 of the comment letter, dated May 18, 2006, of the staff of the Division of Corporation Finance, the Company hereby acknowledges that:

     o the Company is responsible for adequacy and accuracy of the disclosure in the 2005 Form 10-K;

     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2005 Form 10-K; and

     o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                         /s/ Wayne T. Smith
                                         ------------------
                                         Wayne T. Smith
                                         Chairman of the Board, President
                                         and Chief Executive Officer


                                         /s/ W. Larry Cash
                                         -----------------
                                         W. Larry Cash
                                         Executive Vice President,
                                         Chief Financial Officer and Director


                                         /s/ T. Mark Buford
                                         ------------------
                                         T. Mark Buford
                                         Vice President and Corporate
                                         Controller